MAPLEBEAR INC.

50 Beale Street, Suite 600

San Francisco, California 94105

September 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Jennifer López Molina

Suying Li

Theresa Brillant

RE: Maplebear Inc.

Registration Statement on Form S-1, as amended

File No. 333-274213

Ladies and Gentlemen:

Maplebear Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, to become effective on September 18, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon Avina, Jonie Kondracki and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Milson Yu of Cooley LLP, counsel to the Registrant, at (650) 843-5296, or in his absence, Jon Avina at (650) 843-5307, or Jonie Kondracki at (415) 693-2174.

[Signature Page Follows]

Very truly yours,

MAPLEBEAR INC.

By:	/s/ Nick Giovanni
Name:	Nick Giovanni
Title:	Chief Financial Officer

cc:	Fidji Simo, Maplebear Inc.

Morgan Fong, Maplebear Inc.

Bradley Libuit, Maplebear Inc.

Hyun Jee Son, Maplebear Inc.

Kelsey Wilcox, Maplebear Inc.

Jon C. Avina, Cooley LLP

Rachel Proffitt, Cooley LLP

Jonie Kondracki, Cooley LLP

Milson Yu, Cooley LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

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